UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 30, 2009

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

CONTENTS

Results of Annual General Meeting of Shareholders

At the annual general meeting of the shareholders (the “Meeting”) of BluePhoenix Solutions Ltd., (the “Company”), held today, December 30, 2009, the shareholders voted on the proposed resolutions set forth in the proxy statement, as follows:

(1)	Mr. Arie Kilman and Mr. Gur Shomron were elected to serve as members of the Board of Directors of the Company until the next annual general meeting;

(2)	The Company’s auditor, Ziv Haft, was reappointed as the Company’s independent auditor of the Company for a period ending on the date of the next annual general meeting;

(3)	The amendment of the Company's Memorandum of Association to eliminate the authorized share capital provision was approved; and

(4)	The increase of the Company's authorized share capital and a related amendment of the Company's Articles of Association was approved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Yael Peretz
Yael Peretz
General Counsel

Dated: December 30, 2009